BEST AVAILABLE COPY

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010
[redacted]

DIVISION OF
CORPORATION FINANCE

06026452

RECD S.E.C.
MAR 1 2006
1086

February 24, 2006

James L. Chosy
General Counsel and Secretary
Piper Jaffray Companies
800 Nicollet Mall, Suite 800
Minneapolis, MN 55402-7020

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/24/2006

Re: Piper Jaffray Companies
Incoming letter dated December 22, 2005

Dear Mr. Chosy:

This is in response to your letter dated December 22, 2005 concerning the shareholder proposal submitted to Piper Jaffray by Gerald R. Armstrong. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 2 1 2006
THOMSON
FINANCIAL

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Gerald R. Armstrong
820 Sixteenth Street, No. 705
Denver, CO 80202-3227

123624

PiperJaffray.

Piper Jaffray Companies
800 Nicollet Mall, Suite 800, Minneapolis, MN 55402-7020
612 303-6000 | 800 333-6000 | Fax: 612 303-1772

BY OVERNIGHT EXPRESS MAIL

December 22, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549-3010

Re: Shareholder Proposal Submitted to
Piper Jaffray Companies by Gerald R. Armstrong

Ladies and Gentlemen:

This letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the intention of Piper Jaffray Companies (the "Company") to omit from our proxy statement for our 2006 annual meeting of shareholders (the "Proxy Materials") certain statements contained in the supporting statements included with a proposal (the "2006 Proposal") submitted to the Company by Gerald R. Armstrong, a holder of 93 shares of the Company's common stock (the "Proponent"). Copies of the 2006 Proposal and accompanying cover letter dated October 23, 2005, are attached hereto as Appendix A.

We respectfully request the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action if we omit the supporting statements described below from the Proxy Materials. The specific reasons why we believe omission of these statements to be proper and the support for this conclusion are discussed below.

I. The 2006 Proposal

The resolution portion of the 2006 Proposal states: "That the shareholders of PIPER JAFFRAY COMPANIES request its Board of Directors to take those steps necessary to eliminate the classification of terms for its Board of Directors to require that all Directors stand for election annually. The Board declassification shall be completed in a manner that does not affect the unexpired terms of the previously-elected Directors."

II. Background

The shareholder proposal of the Proponent is a non-binding resolution requesting that the Board of Directors take the steps necessary to declassify the Board. The Proponent submitted a similar resolution for consideration by our shareholders at our 2005 annual meeting (the "2005 Proposal") that was inadvertently omitted from our definitive proxy materials filed on March 14, 2005. In a letter to Mr. Robert J. Burson, Senior Associate Regional Director of the Midwest Regional Office, attached hereto as Appendix B ("the Burson Letter"), we described the circumstances related to this omission. Specifically, the

Piper Jaffray mail center received and signed for the Proponent's certified letter containing the 2005 Proposal, but misdirected the letter to our proxy services department, which handles proxy materials for brokerage clients, rather than to the Corporate Secretary. The proxy services department was unsure what to do with the letter and did not take any action with respect to it, and the Office of the Corporate Secretary became aware of the 2005 Proposal only after receiving a letter from Mr. Armstrong's attorney six days prior to the annual meeting.

In light of our error, we took the following actions:

(a) At our 2005 annual meeting of shareholders, we summarized the 2005 Proposal and acknowledged our error in omitting it from the proxy statement. We announced that in light of the error and the success that similar proposals had met with at other corporations, our Board of Directors would treat the non-binding resolution as if it had been approved by a majority of our shareholders and accordingly would consider whether to propose to shareholders at our 2006 annual meeting a binding charter amendment to declassify our Board. A copy of the relevant portion of the transcript for the shareholders' meeting is attached as Appendix C.

(b) We took steps to enhance our controls around the delivery of certified mail and shareholder communications, including shareholder proposals.

(c) Our chairman and chief executive officer, Andrew Duff, agreed to make himself available to the Proponent to discuss the 2005 Proposal and answer the Proponent's questions about the Company.

Mr. Duff and I had a teleconference with the Proponent on June 30, 2005. On November 1, 2005, our Board of Directors formally considered whether to adopt a binding charter amendment to declassify the Board, assuming for this purpose that the 2005 Proposal had received favorable votes from a majority of our shareholders at the 2005 annual meeting. After careful consideration, the Board determined not to propose at the 2006 annual meeting a binding amendment to the charter to declassify the Board. Prior to the Board's consideration of this matter, on October 23, 2005, we received the 2006 Proposal from the Proponent. The supporting statements included with the 2006 Proposal contain certain statements referring to our interactions with the Proponent regarding the 2005 Proposal. We believe these statements violate Rule 14a-9 of the proxy rules.

III. Certain Statements in the 2006 Proposal May Be Omitted Under Rule 14a-8(i)(3) Because They Are Materially False and Misleading

Supporting statements in a shareholder proposal may be omitted under Rule 14a-8(i)(3) if the statements are contrary to any of the proxy rules, including Rule 14a-9, which prohibits false and misleading statements of material fact in proxy soliciting materials. Under Rule 14a-9, false and misleading statements of material fact include statements that impugn character, integrity or personal reputation, or directly or indirectly make charges concerning improper, illegal or immoral conduct or associations, without factual support. The Proponent's supporting statement includes the following statements that we believe violate Rule 14a-9:

A. Paragraph One of the Proponent's Statement: *The proponent of this resolution submitted the same proposal a year ago only to have it deleted by management through an "error." This is highly unlikely as the proponent has a certified mail receipt showing timely delivery.*

Through his use of the word "deleted," his quotation of the word "error" and his assertion that the omission of his proposal was "highly unlikely" to be an error, the Proponent clearly implies that we intentionally omitted the 2005 Proposal from our 2005 proxy statement. The Proponent's statements are false and misleading. As we acknowledged to the Commission in the Burson Letter and publicly at our annual meeting and in our Form 10-Q filed on August 2, 2005[1], we inadvertently omitted the 2005 Proposal from the 2005 proxy statement because, unfortunately, no one in our Office of the Corporate Secretary was aware of the proposal until six days prior to the annual meeting. We took action immediately to investigate what had happened to the 2005 Proposal and to respond to the Proponent. Our Board ultimately mitigated any harm to the Proponent by agreeing that it would treat the 2005 Proposal as if it had been approved by our shareholders and therefore would consider whether to propose at the 2006 annual meeting a binding amendment to declassify the Board. By treating the shareholder proposal as if it had passed, we put the Proponent in the best position he could have been in had his 2005 Proposal been included in the proxy statement. Moreover, we tightened our controls around certified mail delivery, shareholder communications generally, and shareholder proposals specifically.

By suggesting that we intentionally omitted the proposal from our proxy statement, the Proponent effectively is accusing us of deliberately violating the proxy rules and, by extension, of making false claims in our Form 10-Q and to the SEC in the Burson Letter. These are serious allegations that are materially false and misleading. Moreover, the Proponent's suggestion that management intentionally omitted the 2005 Proposal impugns the character of our management by implying that we acted dishonestly. Accordingly, we believe that paragraph one of the 2006 Proponent's supporting statement is excludable under Rule 14a-8(i)(3).

---

[1] Our Form 10-Q filed on August 2, 2005, included the following disclosure under Item 4 of Part II:

> A third business item was submitted to the Company by a shareholder for inclusion in the proxy statement but was misdirected within the Company and inadvertently excluded from the proxy statement. The non-binding proposal recommended that our board of directors take the steps necessary to eliminate the Company's classified board and require the annual election of all directors. Given the circumstances, the board of directors determined it would treat this proposal as if it had been approved by a majority of our shareholders and will consider over the coming months whether to propose to shareholders at our 2006 annual meeting a binding amendment to our certificate of incorporation to declassify the board.

B. Paragraph Two of the Proponent's Statement: *Since [the submission of the 2005 Proposal], the proponent has been treated with disrespect by members of management who have stated a disregard for shareholders' interests.*

The inadvertent exclusion of the 2005 Proposal resulted in a number of interactions with the Proponent. I had several conversations with the Proponent on April 21 and 22, 2005, to express our apology for omitting the 2005 Proposal and to try to reach a mutually agreeable resolution to the situation. A copy of the letter I sent to the Proponent on April 22, 2005, reflecting these conversations is attached to the Burson Letter as Annex B. Our external legal counsel had numerous discussions with the Proponent on April 25–27, 2005, in a continuing attempt to find a workable resolution, and a copy of the letter agreement sent to the Proponent describing our proposed resolution is attached to the Burson Letter as Annex C. (The Proponent never signed the agreement.) As previously stated, in response to a request by the Proponent during these discussions, Mr. Duff and I had a teleconference with the Proponent on June 30, 2005, and a copy of the letter I sent to the Proponent on July 7, 2005, reflecting the substance of that call is attached at Appendix D. On November 8, 2005, our assistant general counsel and assistant secretary, Sara Gross Methner, contacted the Proponent by telephone in response to the Proponent's unsolicited phone call to Samuel Kaplan, our lead director and Chairman of our Nominating and Governance Committee, at Mr. Kaplan's business office. A copy of the letter sent to the Proponent by Ms. Gross Methner on November 11, 2005, reflecting this conversation is attached as Appendix E.

The number and timing of the conversations we have had with the Proponent, as well as the substance of those conversations (as documented in the attachments to this no-action request) demonstrate our responsiveness to the Proponent and the respect that we have afforded the Proponent since we learned of the 2005 Proposal. At no time during any of these meetings did management state or otherwise express a disregard for the interests of the Proponent or our shareholders generally. To the contrary: As we have noted, by treating the shareholder proposal as if it had passed, we put the Proponent in the best position he could have been in had his 2005 Proposal been included in the proxy statement. We believe this demonstrates the respect we have for his position and that of other shareholders who may agree with his proposal. Our acknowledgment of our error in the Burson Letter, at our 2005 annual meeting and in our Form 10-Q, and the fact that we have tightened our controls around shareholder communications, demonstrate both our regret surrounding the misdirection and inadvertent omission of the 2005 Proposal from the proxy statement and our respect for the views of our shareholders. We have demonstrated our willingness (and have made numerous efforts) to engage in a meaningful dialogue with the Proponent regarding the 2005 Proposal and corporate governance issues generally. Our Board carefully reviewed and discussed the risks and benefits to shareholders when considering whether to propose at our 2006 annual meeting a binding amendment to declassify the Board. The Proponent's assertions that we treated him with disrespect and have stated a disregard for shareholders' interests are false and impugn the reputation and character of our management. Accordingly, we believe that paragraph two of the Proponent's supporting statement may be excluded from the Proxy Materials under Rule 14a-8(i)(3).

IV. Conclusion

We request the concurrence of the Staff that it will not recommend enforcement action if, for the reasons set forth above, we omit from our Proxy Materials the above statements included in the Proponent's supporting statement. By copy of this letter, we also are notifying the Proponent of our intention to omit these statements from the 2006 Proposal from our Proxy Materials. In accordance with Rule 14a-8(j) of the Exchange Act, we have enclosed six copies of this letter and the attachments to this letter. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope.

We expect to file our definitive Proxy Materials with the Commission on or about March 14, 2006. Accordingly, this letter is being submitted no later than 80 calendar days before we file our definitive Proxy Materials with the Commission.

If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call the undersigned or Sara E. Gross Methner at 612-303-6037 with any questions or comments regarding the foregoing.

Finally, we request that Appendix B to this letter be afforded FOIA confidential treatment as described in the attached Appendix F. Thank you.

Very truly yours,

James L. Chosy
General Counsel and Secretary
612-303-0582 (telephone)
612-303-8199 (fax)

cc: Mr. Gerald R. Armstrong
Ms. Sara E. Gross Methner

820 Sixteenth Street, No. 705
Denver, Colorado 80202-3227
October 23, 2005

PIPER JAFFRAY COMPANIES
Office of the Secretary
800 Nicollet Mall, Suite 800
Minneapolis, Minnesota 55402

Greetings

Purusant to Rule X-14 of the Securities and Exchange Commission, this letter is formal notice to the management of PIPER JAFFRAY COMPANIES, at the coming annual meeting in 2006, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excessof $2,000.00 worth of voting stock, 68 shares in my own name and 25 shares owned in an individual retirement account, shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting,

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong, 820 Sixteenth Street, No. 705; Denver, Colorado; 80202-3227; 303-355-1199; together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"

Gerald R. Armstrong, Shareholder

Certified Mail No. 7004 2510 0004 8299 0104

RESOLUTION

That the shareholders of PIPER JAFFRAY COMPANIES request its Board of Directors to take those steps necessary to eliminate the classification of terms for its Board of Directors to require that all Directors stand for election annually. The Board declassification shall be completed in a manner that does not affect the unexpired terms of the previously-elected Directors.

STATEMENT

The proponent of this resolution submitted the same proposal a year ago only to have it deleted by management through what it called an "error." This is highly unlikely as the proponent has a certified mail receipt showing its timely delivery.

Since that time, the proponent has been treated with disrespect by members of management who have stated a disregard for shareholders' interests.

The proponent believes that management and directors should treat shareholders with the greatest respect as it is their capital which has created the corporation employing them.

I believe the election of directors is the strongest way that shareholders influence the directors of any corporation. Currently, PIPER JAFFRAY'S board is divided into three classes with each class sering staggered three-years terms. Because of this structure, shareholders may only vote for one-third of the directors each year. This is not in the best interests of shareholders because it reduces accountability and is an unnecessary take-over defense.

PLEASE NOTE: AN ABSENCE OF ACCOUNTABILITY WAS SHOWN IN LAST YEAR'S PROXY STATEMENT.

Many corporations have adopted one-year terms for their directors including Dow Jones, Sprint, West Coast Bancorp, Bristol-Myers Squibb, Pfizer, and North Valley Bancorp.

WEST COAST BANCORP stated in its 2003 proxy statement: "Annual election will facilitate the election of directors who will, in the view of a majority of shareholders, manage the company in the best interests of the company and its shareholders."

PFIZER, INC. stated in its 2003 proxy statement: "The prposed amendment will allow shareholders to review and express their opinions on the performance of all Directors each year."

WISCONSIN ENERGY CORPORATION and XCEL ENERGY INC. adopted one year terms for their directors in annual meetings held in 2004. The proxy statement of Wisconsin Energy noted, " A classified Board has the effect of making it more difficult....for stockholders to change a majority of directors even when a majority of stockholders are dissatisfied with the performance of incumbent directors.

If you believe that one-year terms for directors will cause greater accountability, please vote "FOR" this proposal.

Appendix B

CONFIDENTIAL TREATEMENT REQUESTED

 Appendix B

PiperJaffray

800 Nicollet Mall, J09S02, Minneapolis, MN 55402-7020
Tel: 612 303-6000 | Toll Free: 800 333-6000 | Fax: 612 303-8199

VIA OVERNIGHT COURIER

Mr. Robert J. Burson, Esq.
Senior Associate Regional Director
Securities and Exchange Commission
175 West Jackson Boulevard
Suite 900
Chicago, IL 60604

April 29, 2005

Dear Mr. Burson,

As you requested during our conversation on Wednesday, I am sending this letter to summarize the events surrounding the Rule 14a-8 shareholder proposal of Mr. Gerald R. Armstrong. Mr. Armstrong's proposal was drafted as a non-binding resolution requesting that the Board of Directors of Piper Jaffray Companies take the steps necessary to declassify the Board. Mr. Armstrong is a well-known shareholder activist who is the subject of over 40 SEC no-action letter requests.

On March 14, 2005, Piper Jaffray filed its definitive proxy materials for its 2005 annual meeting of shareholders to be held April 27, 2005. Mr. Armstrong's proposal was inadvertently omitted from those proxy materials because, unfortunately, no one in Piper Jaffray's Office of the Corporate Secretary was aware of the proposal. The first time that I or anyone else in my department learned of Mr. Armstrong's proposal was on Thursday, April 21, 2005, when I received an overnight letter (dated April 20, 2005) from counsel for Mr. Armstrong objecting to the omission of his proposal from our proxy materials. A copy of that letter is attached as <u>Annex A</u>. That letter contained a copy of a certified mail receipt showing that the proposal had been received in Piper Jaffray's mailroom on November 18, 2004.

Following receipt of the letter on April 21, I immediately began an investigation to determine why Mr. Armstrong's proposal had not been delivered to the Corporate Secretary's office. We learned that Piper Jaffray's mail services staff did receive and sign for the letter on November 18, 2004. Rather than forwarding it to the Corporate Secretary's office, however, the letter was sent to our proxy services area, which handles proxy materials for our brokerage clients. The letter was also signed for in our proxy services area by an individual who, in turn, delivered it to his manager as he was not sure what to do with it. The manager has no recollection of seeing the letter, and we have been unable to locate the original copy.

I also discussed the situation with Piper Jaffray's Chairman and CEO and with the Chairman of the Nominating and Governance Committee of our Board of Directors. Both agreed that the Governance Committee should meet as soon as practicable to consider Mr. Armstrong's proposal. I had several conversations with Mr. Armstrong on April 21 and

22, 2005 to express our apology for his misdirected proposal and to try to reach a mutually agreeable resolution to the situation. A copy of the letter that I sent to Mr. Armstrong on April 22 summarizing these conversations is attached as Annex B. We were unable to reach any resolution with him at that time.

On April 25-27, 2005, our outside counsel had numerous discussions with Mr. Armstrong in a continuing attempt to find a workable resolution to the problem. We offered that, at our annual meeting, we would: (a) summarize Mr. Armstrong's proposal and acknowledge our error in misplacing it; (b) announce that because of our error, our Board of Directors would treat the non-binding resolution as if it had been approved by our shareholders; and (c) state that our Board will consider whether to propose to shareholders at our 2006 annual meeting a binding charter amendment to declassify our Board. A copy of the letter agreement sent to Mr. Armstrong addressing these points is attached as Annex C. Although Mr. Armstrong verbally acknowledged that our proposal would put him in the best position he could have been in had his proposal been included in the proxy statement, he did not sign the letter agreement.

Our Board of Directors discussed Mr. Armstrong's proposal and the surrounding events informally at a dinner on April 25, 2005, and then formally at meetings of the Governance Committee and the full Board on April 26 and April 27, 2005. The Board approved the terms set forth in the letter agreement to Mr. Armstrong, believing it was the right thing to do under the circumstances and because it would put Mr. Armstrong in the best position he could have been in had his proposal been included in the proxy statement. The Board took into account recent focus by shareholder groups on classified boards and the success similar proposals have met with at other corporations. (While information regarding classified board proposals varies somewhat by source, the data is consistent in showing that most such proposals have met with success in recent years. For example, The Investor Responsibility Research Center (IRRC) reports that in 2004, 39 such proposals came to a vote, of which 38, or 97%, passed. In 2003, IRRC reports that 48 such proposals came to a vote, of which 42, or 87%, passed. By comparison, Board Analyst reports that 44 proposals came to a vote in 2004, of which 37, or 84%, passed, and that 51 proposals came to a vote in 2003, of which 42, or 82%, passed.) The Board also agreed to move forward as outlined in the letter agreement even if Mr. Armstrong did not sign it before the time of the shareholders' meeting. (He ultimately did not.)

Our annual shareholders' meeting was held during the afternoon of April 27, 2005 following the Board meeting. At the shareholders' meeting, our Chairman and CEO made the announcements referred to in the paragraph above. A copy of the relevant portion of the script for the shareholders' meeting is attached as Annex D. (We are in the process of obtaining a transcript of the shareholders' meeting and can provide you with the relevant excerpt should you require it.) Mr. Armstrong did not attend the shareholders' meeting, and there was no other discussion or question concerning Mr. Armstrong's proposal at the meeting. As it committed to do, our Board will now consider over the coming months whether to propose to our shareholders at the 2006 annual meeting a binding charter amendment to declassify the Board.

As we discussed on Wednesday, Piper Jaffray has taken steps to ensure that this situation does not happen again. We also reviewed these enhanced controls with the Nominating and Governance Committee at its meeting on Tuesday. They include the following:

- Reaffirming with our mail services staff that items addressed to the Secretary must be delivered to the General Counsel;
- Establishing a new mail station code for shareholder communications to the Board or the Secretary, which will be identified on our website and in our proxy statement;
- Including my name, as Secretary, in the proxy statement, along with the new mail station code;
- Establishing a new protocol that any items not addressed to a specific person that relate to annual meetings or proxy statements must be delivered to the General Counsel for review, rather than being sent to the proxy services area;
- Establishing a new protocol that anyone signing for a delivery or certified mail must also print their name, to ensure that the item can be tracked to a specific individual; and
- Issuing a firm-wide communication to remind employees of the appropriate procedures for dealing with deliveries and certified mail and the importance of this issue.

I hope this information is helpful. Please call me if I can answer any questions or provide any additional information. Finally, we would request that this submission be afforded FOIA confidential treatment as described in the attached Annex E. Thank you.

Sincerely,

James L. Chosy
General Counsel and Secretary
612-303-0582

cc: Andrew S. Duff, Chairman and CEO
Samuel L. Kaplan, Chairman of the Nominating and Governance Committee
Steven C. Kennedy, Faegre & Benson

Annex A

DARLING, BERGSTROM & MILLIGAN, PC
Attorneys and Counselors at Law

DB&M

Bruce G. Smith
Special Counsel

April 20, 2005

VIA FEDEX AND U.S. MAIL, CERTIFIED

James L. Chosy, Secretary
Piper Jaffray Companies
800 Nicollet Mall, Suite 800
Minneapolis, Minnesota 55402

Re: Shareholder proposal of Gerald R. Armstrong for submission to Annual Meeting April 27, 2005

Dear Sir:

This firm represents Gerald R. Armstrong, qualified shareholder of the Companies, who submitted a shareholder proposal for the annual meeting April 27, 2005. Enclosed are copies of Mr. Armstrong's letter of transmission dated November 14, 2004, Resolution, proxy ballot, certified mail receipt dated November 14, 2004, and signed signature card dated November 18, 2004.

In the 2004 Notice of Annual Meeting, the deadline for receipt of shareholder proposals for the 2005 annual meeting is November 18, 2004. Mr. Armstrong's proposal was proper in form and content, properly before the Companies, in compliance with all laws and regulations, and was received by the Secretary of the Companies within the stated deadline. However, the proposal is omitted from the Notice of Annual Meeting of Shareholders and proxy statement for the 2005 meeting on April 27.

Rule 14a-8 of the Securities Exchange Act of 1934, 17 C.F.R. § 240.14a-8, requires that all proposals in compliance with the regulations and the applicable corporate procedures must be included in the proxy statement and submitted at the shareholders' meeting. There has been no statement of intent of the Companies or request to exclude Mr. Armstrong's proposal pursuant to Commission rules. Accordingly, the Companies are in breach of S.E.C. Rule and subject to its penalties and remedies.

Under established precedent pursuant to Rule 14a-8, the proper remedy is to reschedule the annual meeting and revise and reissue the notice of the meeting and proxy statement. By this correspondence, and in order to get his proposal before the meeting for proper consideration and action, Mr. Armstrong demands strict compliance with the Rule. Also

1515 Arapahoe Street • Tower 1, Suite 530 • Denver, Colorado 80202 enclosed is our letter to the Division of Enforcement this date to request enforcement and strict compliance.

Very truly yours,

Bruce G. Smith

Bruce G. Smith

BGS/dk
Encs.
c: Division of Enforcement, Securities and Exchange Commission (w/encs)
Gerald Armstrong (s/encs)

820 Sixteenth Street, No. 705
Denver, Colorado 80202-3227
November 14, 2004

The Secretary
PIPER JAFFRAY COMPANIES
800 Nicollet Mall, Suite 800
Minneapolis, Minnesota 55402

Greetings

Pursuant to Rule X-14 of the Securities and Exchange Commission, this letter is formal notice to the management of PIPER JAFFRAY COMPANIES, at the coming annual meeting in 2005, I, Gerald R. Armstrong, a share-holder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 68, or more, shares in my own name and shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong, 820 Sixteenth Street, No. 705; Denver, Colorado; 80202-3227; 303-355-1199; together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"

Gerald R. Armstrong, $hareholder

Certified Mail No. 7003 1010 0002 6392 9391

RESOLUTION

That the shareholders of PIPER JAFFRAY COMPANIES request its Board of Directors to take those steps necessary to eliminate the classification of terms fo its Board of Directors to require that all Directors stand for election annually. The Board declassification shall be completed in a manner that does not affect the unexpired terms of the previoulsy elected Directors.

STATEMENT

The proponent believes the election of directors is the strongest way that shareholders influence the directors of any corporation. Currently, PIPER JAFFRAY'S board is divided into three classes with each class serving staggered three-year terms. Because of this structure, shareholders may only vote for one-third of the directors each year. This is not in the best interest of shareholders because it reduces accountability and is an unnecessary take-over defense.

In recent annual meetings, Sprint, Equity Residental Properties Trust, IStar Financial, West Coast Bancorp, Bristol-Myers Squibb, Dow-Jones, Equity Office Properties Trust, and Pfizer have enacted it.

PFIZER, INC. stated in its 2003 proxy statement: "The proposed amendment will allow shareholders to review and express their opinions on the performance of all Directors each year.

WEST COAST BANCORP stated in its 2003 proxy statement: "Annual election will facilitate the election of directors who will, in the view of a majority of shareholders, manage the company in the best interests of the company and its shareholders."

WISCONSIN ENERGY CORPORATION and XCEL ENERGY INC. adopted one year terms for thier directors in annual meetings held in 2004. The proxy statement of Wisconsin Energy noted, "A classified Board has the effect o making it more difficult....for stockholders to change a majority fo directors even where a majority of stockholders are dissatisfied with the performance of incumbent directors.

"The Board has carefully examined the arguments for and against continuation of the classified Board, considered stockholder opinions and corporate governance best practices and determined that the classified Board should be eliminated. The election of directors is the primary means for stockholders to influence corporate governance policies and to hold management accountable for implementing these policies, and the proposed amendment will allow stockholders to review and express their opinions on the performance of all directors each year, rather than over a three-year period. Because there is no limit to the number of terms an individual may serve, the continuity and stability of the Board's membership and the Company's policies and long-term strategic planning should not be affected."

If you agree, please vote FOR this proposal.

Confidential Treatment Requested 5 of 15

Board of Directors recommends a vote FOR Items 1 and 2.

750 X023612
4001 72407810 ARMSTRONGGERARD000 68.0000

Please Mark Here for Address Change or Comments SEE REVERSE SIDE ☐

Election of Class II Directors to serve until the annual meeting in 2008.

Nominees:
01 Michael R. Francis
02 Addison L. Piper

FOR ALL (except as specified below) ☐ WITHHOLD AUTHORITY to vote for all ☐

hold authority to vote for either nominee, write the number of the nominee pace provided below:

____

ITEM 2. Ratify selection of Ernst & Young LLP as independent auditor for 2005.

FOR ☐ AGAINST ☐ ABSTAIN ☐

I PLAN TO ATTEND THE MEETING ☐

Choose MLink℠ for fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to Investor ServiceDirect® at www.melloninvestor.com/isd where step-by step instructions will prompt you through enrollment.

GERALD R ARMSTRONG 023612
820 SIXTEENTH STREET NO 705
DENVER CO 80202-3227

COMMON - 68.0000

ure ________________ Signature ________________ Date ________

ase sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, or on behalf of a corporation or partnership as an authorize ease give full title as such.

SENDER: COMPLETE THIS SECTION

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1. Article Addressed to: The Secretary
PIPER JAFFRAY COMPANIES

COMPLETE THIS SECTION ON DELIVERY

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7003 1010 0002 6392 9391

Postage	$ 0.37	UNIT ID: 0020
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Sent To
PIPER JAFFRAY COMPANIES
Street, Apt. No.; or PO Box No. 800 Nicollet Mall, Suite 800
City, State, ZIP+4 Minneapolis, Minnesota 55402

PS Form 3800, June 2002 See Reverse for Instructions

DARLING, BERGSTROM & MILLIGAN, PC
Attorneys and Counselors at Law

DB&M
Bruce G. Smith
Special Counsel

April 20, 2005

VIA U.S. MAIL, CERTIFIED
COPIES SENT BY FAX (202-942-9637), ELECTRONIC MAIL
(Enforcement@SEC.gov)

Division of Enforcement
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Piper Jaffray Annual Meeting April 27, 2005/ Omission of Shareholder Proposal of Gerald R. Armstrong

Dear Sir or Madam:

This firm represents Gerald R. Armstrong, shareholder of Piper Jaffray Companies. As stated in the attached letter to the Companies this date, Mr. Armstrong submitted a complying shareholder proposal for the annual meeting to be held April 27, 2005. This proposal was improperly omitted from the notice and proxy statement of the annual meeting.

In accordance with Rule 14a-8 of the Securities Exchange Act of 1934, 17 C.F.R. § 240.14a-8, we request that the Commission act promptly to enforce its Rule and to order, with limitation of other remedies, that the Companies reschedule their annual meeting and revise and resubmit their notice of annual meeting and proxy statement. We request your immediate attention and action on behalf of Mr. Armstrong.

Very truly yours,

Bruce G. Smith

Bruce G. Smith

BGS/dk
Encs.
c: Gerald Armstrong
Piper Jaffray Companies, Secretary

DARLING, BERGSTROM & MILLIGAN, PC
Attorneys and Counselors at Law

DB&M
Bruce G. Smith
Special Counsel

April 20, 2005

VIA FEDEX AND U.S. MAIL, CERTIFIED

James L. Chosy, Secretary
Piper Jaffray Companies
800 Nicollet Mall, Suite 800
Minneapolis, Minnesota 55402

Re: Shareholder proposal of Gerald R. Armstrong for submission to Annual Meeting April 27, 2005

Dear Sir:

This firm represents Gerald R. Armstrong, qualified shareholder of the Companies, who submitted a shareholder proposal for the annual meeting April 27, 2005. Enclosed are copies of Mr. Armstrong's letter of transmission dated November 14, 2004, Resolution, proxy ballot, certified mail receipt dated November 14, 2004, and signed signature card dated November 18, 2004.

In the 2004 Notice of Annual Meeting, the deadline for receipt of shareholder proposals for the 2005 annual meeting is November 18, 2004. Mr. Armstrong's proposal was proper in form and content, properly before the Companies, in compliance with all laws and regulations, and was received by the Secretary of the Companies within the stated deadline. However, the proposal is omitted from the Notice of Annual Meeting of Shareholders and proxy statement for the 2005 meeting on April 27.

Rule 14a-8 of the Securities Exchange Act of 1934, 17 C.F.R. § 240.14a-8, requires that all proposals in compliance with the regulations and the applicable corporate procedures must be included in the proxy statement and submitted at the shareholders' meeting. There has been no statement of intent of the Companies or request to exclude Mr. Armstrong's proposal pursuant to Commission rules. Accordingly, the Companies are in breach of S.E.C. Rule and subject to its penalties and remedies.

Under established precedent pursuant to Rule 14a-8, the proper remedy is to reschedule the annual meeting and revise and reissue the notice of the meeting and proxy statement. By this correspondence, and in order to get his proposal before the meeting for proper consideration and action, Mr. Armstrong demands strict compliance with the Rule. Also enclosed is our letter to the Division of Enforcement this date to request enforcement and strict compliance.

Very truly yours,

Bruce G. Smith

BGS/dk
Encs.
c: Division of Enforcement, Securities and Exchange Commission (w/encs)
Gerald Armstrong (s/encs)

DB

DARLING, BERGSTROM & MILLIGAN, PC
Attorneys and Counselors at Law

DB&M
Bruce G. Smith
Special Counsel

April 20, 2005

VIA U.S. MAIL, CERTIFIED
COPIES SENT BY FAX (202-942-9637), ELECTRONIC MAIL (Enforcement@SEC.gov)

Division of Enforcement
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Piper Jaffray Annual Meeting April 27, 2005/ Omission of Shareholder Proposal of Gerald R. Armstrong

Dear Sir or Madam:

This firm represents Gerald R. Armstrong, shareholder of Piper Jaffray Companies. As stated in the attached letter to the Companies this date, Mr. Armstrong submitted a complying shareholder proposal for the annual meeting to be held April 27, 2005. This proposal was improperly omitted from the notice and proxy statement of the annual meeting.

In accordance with Rule 14a-8 of the Securities Exchange Act of 1934, 17 C.F.R. § 240.14a-8, we request that the Commission act promptly to enforce its Rule and to order, with limitation of other remedies, that the Companies reschedule their annual meeting and revise and resubmit their notice of annual meeting and proxy statement. We request your immediate attention and action on behalf of Mr. Armstrong.

Very truly yours,

Bruce G. Smith

Bruce G. Smith

BGS/dk
Encs.
c: Gerald Armstrong
Piper Jaffray Companies, Secretary

820 Sixteenth Street, No. 705
Denver, Colorado 80202-3227
November 14, 2004

The Secretary
PIPER JAFFRAY COMPANIES
800 Nicollet Mall, Suite 800
Minneapolis, Minnesota 55402

Greetings

Pursuant to Rule X-14 of the Securities and Exchange Commission, this letter is formal notice to the management of PIPER JAFFRAY COMPANIES, at the coming annual meeting in 2005, I, Gerald R. Armstrong, a share-holder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 68, or more, shares in my own name and shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong, 820 Sixteenth Street, No. 705; Denver, Colorado; 80202-3227; 303-355-1199; together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"

Gerald R. Armstrong, $hareholder

Certified Mail No. 7003 1010 0002 6392 9391

RESOLUTION

That the shareholders of PIPER JAFFRAY COMPANIES request its Board of Directors to take those steps necessary to eliminate the classification of terms fo its Board of Directors to require that all Directors stand for election annually. The Board declassification shall be completed in a manner that does not affect the unexpired terms of the previoulsy elected Directors.

STATEMENT

The proponent believes the election of directors is the strongest way that shareholders influence the directors of any corporation. Currently, PIPER JAFFRAY'S board is divided into three classes with each class serving staggered three-year terms. Because of this structure, shareholders may only vote for one-third of the directors each year. This is not in the best interest of shareholders because it reduces accountability and is an unnecessary take-over defense.

In recent annual meetings, Sprint, Equity Residental Properties Trust, IStar Financial, West Coast Bancorp, Bristol-Myers Squibb, Dow-Jones, Equity Office Properties Trust, and Pfizer have enacted it.

PFIZER, INC. stated in its 2003 proxy statement: "The proposed amendment will allow shareholders to review and express their opinions on the performance of all Directors each year.

WEST COAST BANCORP stated in its 2003 proxy statement: "Annual election will facilitate the election of directors who will, in the view of a majority of shareholders, manage the company in the best interests of the company and its shareholders."

WISCONSIN ENERGY CORPORATION and XCEL ENERGY INC. adopted one year terms for thier directors in annual meetings held in 2004. The proxy statement of Wisconsin Energy noted, "A classified Board has the effect o making it more difficult....for stockholders to change a majority fo directors even where a majority of stockholders are dissatisfied with the performance of incumbent directors.

"The Board has carefully examined the arguments for and against continuation of the classified Board, considered stockholder opinions and corporate governance best practices and determined that the classified Board should be eliminated. The election of directors is the primary means for stockholders to influence corporate governance policies and to hold management accountable for implementing these policies, and the proposed amendment will allow stockholders to review and express their opinions on the performance of all directors each year, rather than over a three-year period. Because there is no limit to the number of terms an individual may serve, the continuity and stability of the Board's membership and the Company's policies and long-term strategic planning should not be affected."

If you agree, please vote FOR this proposal.

Board of Directors recommends a vote FOR Items 1 and 2.

Please Mark Here for Address Change or Comments SEE REVERSE SIDE

750 X023612
4001 72407810 ARMSTRONGGERARD000 68.0000

. Election of Class II Directors to serve until the annual meeting in 2008.

FOR ALL (except as specified below) | WITHHOLD AUTHORITY to vote for all

Nominees:
01 Michael R. Francis
02 Addison L. Piper

hold authority to vote for either nominee, write the number of the nominee pace provided below:

ITEM 2. Ratify selection of Ernst & Young LLP as independent auditor for 2005. FOR AGAINST ABSTAIN

I PLAN TO ATTEND THE MEETING

Choose MLink℠ for fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to Investor ServiceDirect® at www.melloninvestor.com/isd where step-by step instructions will prompt you through enrollment.

GERALD R ARMSTRONG 023612
820 SIXTEENTH STREET NO 705
DENVER CO 80202-3227

COMMON - 68.0000

ture_______________ Signature_______________ Date_______________

ease sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, or on behalf of a corporation or partnership as an authoriz lease give full title as such.

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PIPER JAFFRAY COMPANIES

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Sent To
PIPER JAFFRAY COMPANIES
Street, Apt. No.; or PO Box No. 800 Nicollet Mall, Suite 800
City, State, ZIP+4 Minneapolis, Minnesota 55402

PS Form 3800, June 2002 See Reverse for Instructions

800 Nicollet Mall, J09S02, Minneapolis, MN 55402-7020
Tel: 612 303-6000 | Toll Free: 800 333-6000 | Fax: 612 303-8199

VIA OVERNIGHT COURIER

Mr. Gerald R. Armstrong
820 Sixteenth Street, No. 705
Denver, Colorado 80202-3227

April 22, 2005

Dear Mr. Armstrong,

Following up on our conversations, please again accept my apology, on behalf of Piper Jaffray Companies, that your shareholder proposal submission was misdirected and never delivered to the Corporate Secretary's office. We very much regret this incident and have taken appropriate steps to ensure that it does not happen again.

As we have discussed yesterday and today, I am doing everything I can to respond to your requests timely and appropriately, given the circumstances. As you asked me to do and as I informed you, I have already spoken with the Chairman and CEO of the firm, and the Chairman of our Nominating and Governance Committee, and both of them agreed that the Committee should meet as soon as practicable to consider your proposal. The Committee is scheduled to meet on Tuesday, April 26, 2005, in advance of our annual meeting being held the next day. I also shared with you preliminary indications that neither of the Chairmen is predisposed against your proposal. In response, you insisted that we convene a meeting of the Governance Committee either today or over the weekend. Putting aside logistical issues and the fact that this weekend is Passover, I shared with you my view that the Committee should be allowed to proceed in a deliberate and thoughtful way, and must be given sufficient time to consider the proposal, copies of which were provided to them only today. I believe that good corporate governance, which I know you advocate, demands as much.

You indicated today that unless our Governance Committee meets according to your demand, rather than the schedule I have outlined, you will seek to force the company to reschedule the annual meeting and reissue the notice of meeting and proxy statement. As we discussed, I don't believe that that outcome would be in the best interests of our shareholders. It would be disruptive, to say the least, and very expensive. It also would create unnecessary and unconstructive antagonism between us, and we certainly are not interested in that, particularly as a new public company. Finally, given that your proposal is non-binding, it wouldn't necessarily help you achieve your ultimate objective any sooner.

With no forewarning to us and apparently in the midst of our discussions, you contacted the media and told them, in effect, that Piper Jaffray has been unwilling to address this situation. When I called you to discuss this development you quickly ended the conversation and said you would call me back in 45 minutes. You never did. We also understand that you contacted Ernst & Young, our outside auditors, but we are unclear as to what you are wanting them to do.

Mr. Gerald R. Armstrong
April 22, 2005
Page 2

Our principal concern is reaching a solution that makes sense for all of our shareholders. We are more than willing to work with you, as we have tried to demonstrate. Our Committee is scheduled to address your proposal on Tuesday, and give it due consideration in accordance with its duty to act in good faith and in the best interests of all of our shareholders. I hope you would agree that this is a timely and fair response to your proposal, considering that the Corporate Secretary's office first learned of it only yesterday when we received the letter from your attorney.

I plan to call you following the Tuesday meeting to let you know the Committee's response. If you would like to discuss this further in the meantime, I welcome your call. Thank you.

Sincerely,

James L. Chosy
General Counsel and Secretary
612-303-0582

cc: Bruce G. Smith, Esq. (by fax, 303-623-9129)

PiperJaffray.

800 Nicollet Mall, J09S02, Minneapolis, MN 55402-7020
Tel: 612 303-6000 | Toll Free: 800 333-6000 | Fax: 612 303-8199
Piper Jaffray & Co. Since 1895. Member SIPC and NYSE.

VIA FACSIMILE

Mr. Gerald R. Armstrong
c/o Bruce G. Smith, Esq.
Darling, Bergstrom & Milligan, PC
1515 Arapahoe Street
Tower 1, Suite 530
Denver, CO 80202

April 25, 2005

Dear Mr. Armstrong,

Following up on your discussion with our counsel earlier today, this letter sets forth our proposed resolution regarding your shareholder proposal for Piper Jaffray's 2005 annual meeting.

We have agreed that, subject to approval by our Board of Directors, at the annual meeting on Wednesday, we will:

- summarize your non-binding shareholder proposal that was inadvertently omitted from our proxy materials;
- acknowledge the error in misplacing your proposal;
- announce that, because of this error, our Board of Directors will treat your proposed non-binding resolution as if it had passed at the annual meeting; and
- state that our Board of Directors will consider over the coming months whether to propose to shareholders at our 2006 annual meeting a binding amendment to our charter to declassify our Board.

In return, you have agreed that you:

- will not seek to cause us to reschedule or delay our 2005 annual meeting or reissue our proxy statement; and
- hereby withdraw your shareholder proposal.

Please sign below to indicate your concurrence with this memorialization of our agreement and return a copy to me via facsimile at (612) 303-8199. Thank you.

Sincerely,

James L. Chosy
General Counsel and Secretary
612-303-0582

Agreed to this 25th day of April, 2005:

____
Gerald R. Armstrong

M1:1206310.02

A third business item was submitted to the company for inclusion in the proxy statement by Gerald Armstrong, a record holder of 68 shares of Piper Jaffray stock. The non-binding proposal recommends that the Board of Directors take the steps necessary to declassify the Board, meaning all directors would be elected annually rather than in classes. Unfortunately, Mr. Armstrong's proposal was misdirected within Piper Jaffray and was not received by the Secretary's office. As a result, we inadvertently excluded his proposal from the proxy statement. We regret this incident and have apologized to Mr. Armstrong, and we also have taken appropriate steps to ensure this does not happen again. Given the error, as well as the recent focus by shareholder groups on classified boards and the success that similar proposals have met with at other corporations, our Board of Directors has determined that it will treat Mr. Armstrong's proposal as if it had been approved by a majority of our shareholders. Accordingly, our Board will consider over the coming months whether to propose to shareholders at our 2006 annual meeting a binding amendment to our certificate of incorporation to declassify the Board.

NOTE: If Mr. Armstrong (or anyone else) stands to comment or attempts to introduce the Armstrong proposal, see notes on next page.

FOIA CONFIDENTIAL TREATMENT REQUEST

We hereby request that the letter to which this annex is attached and the enclosures, and any copies thereof, be afforded confidential treatment pursuant to 17 C.F.R. § 200.83 and the Freedom of Information Act ("FOIA"), 5 U.S.C. § 522. Because the letter and the enclosures may constitute an investigatory record obtained by the Commission, they are subject to the exemption from mandatory disclosure under Exemption 7(A) of the Freedom of Information Act, 5 U.S.C. § 522(b)(7)(A) (1976). *See, e.g., National Labor Relations Board v. Robbins Tire & Rubber Co.*, 437 U.S. 214 (1978); *Chilivis v. Securities & Exchange Commission*, 673 F.2d 1205 (11th Cir. 1982). In addition, we believe that Exemptions 4, 7(B) and 7(C), are also applicable, as well as the protections available under the Privacy Act of 1974, 5 U.S.C. § 522a.

Accordingly, we expect that the originals and all copies of the letter and the enclosures will be kept in a non-public file and that access by any third party not a member of the Commission or its staff will be denied. Should the Commission receive any request which would encompass the letter and/or the enclosures, either pursuant to the Freedom of Information Act or otherwise, we expect that we will be given an opportunity to object to such disclosure. Furthermore, should the Commission be inclined to disclose this letter and/or the enclosures to any third party, it is our expectation that, in accordance with normal Commission practice, we will be given ten business days' advance notice of any such decision to enable us to pursue any remedies that may be applicable. *See, e.g., Chrysler Corp. v. Brown*, 441 U.S. 281 (1979). In such event, we request that you telephone James L. Chosy at 612-303-0582 rather than rely upon the United States mail for such notice.

Accordingly, there are no other nominees.

The second item is a proposal to ratify the Audit Committee selection of Ernst & Young as the company's independent auditor for 2005. Representatives of Ernst & Young are present at the meeting today and are available to answer questions shareholders may have.

A third business item was submitted to the company for inclusion in the proxy statement by Gerald Armstrong, a record holder of 68 shares of Piper Jaffray stock. The nonbinding proposal recommends that the Board of Directors take the steps necessary to declassify the Board, meaning all the directors would be elected annually rather than in classes.

Unfortunately, Mr. Armstrong's proposal was misdirected within Piper Jaffray and was not received by the Secretary's office. As a result, we had inadvertently excluded his proposal from the proxy statement.

We regret this incident and have apologized to Mr. Armstrong. And we have also taken the appropriate steps to ensure that this does not happen again.

Given the error, as well as the recent

focus by shareholder groups on classified boards, and the success that similar proposals have met with at other corporations, our Board of Directors has determined that it will treat Mr. Armstrong's proposal as if it had been approved by a majority of shareholders.

Accordingly, our Board will consider over the coming months whether to propose to shareholders at our 2006 annual meeting a binding amendment to our certification of incorporation to declassify the board.

The company did not receive notice of any other items of business to be presented at this meeting. Accordingly, the items I have described are the only items that are subject to a shareholder vote today.

If shareholders wish to discuss any of the items before the meeting, please move to the microphone and wait to be recognized. After you are recognized, please introduce yourself; state whether you are a shareholder or hold a proxy for a shareholder. If you hold a proxy for a shareholder, please indicate the number of shares represented by the proxy.

Is there any discussion on the items

Piper Jaffray
800 Nicollet Mall, J09S02, Minneapolis, MN 55402-7020
Tel: 612 303-6000 | Toll Free: 800 333-6000 | Fax: 612 303-8199

Mr. Gerald R. Armstrong
820 Sixteenth Street, No. 705
Denver, Colorado 80202-3227

July 7, 2005

Dear Mr. Armstrong,

As you had requested at the time of our annual meeting, we agreed to make our Chairman and CEO, Andrew Duff, available to you to discuss your shareholder proposal and answer your questions about Piper Jaffray. We did so last Thursday.

Mr. Duff and I reiterated the commitment made by our Board to treat your proposal as if it had passed at the annual meeting and consider over the coming months whether to propose to our shareholders at our 2006 annual meeting a binding amendment to our certificate of incorporation to declassify the Board. We also explained, as we have before, that this solution puts you in the best position you could have been in had your proposal been included in the proxy statement. In response, you demanded that the Board declare its intention more immediately and also act to eliminate our shareholder rights plan and the supermajority voting requirement contained in our charter. When we indicated that the Board would review and consider these matters in due course, you told us that we were wasting your time and demanded that both Mr. Duff and I resign our positions. As you then hung up on us before we had a chance to respond, I wanted to tell you that neither of us plans to do so.

We are very willing to discuss matters of concern to Piper Jaffray shareholders and to make changes when the Board determines it to be appropriate. But we believe that the Board should consider issues in an orderly and thoughtful manner and exercise its best business judgment for the benefit of the company and all of its shareholders. It would be inappropriate for management and the Board to act solely at your direction and according to your timetable as one holder of 68 shares of stock. We find it disappointing that you insist on this, and that you were unwilling to engage in a reasonable discussion with us.

Sincerely,

James L. Chosy
General Counsel and Secretary
612-303-0582

cc: Andrew S. Duff, Chairman and CEO
Samuel L. Kaplan, Chairman of the Nominating and Governance Committee

PiperJaffray.

Piper Jaffray Companies
800 Nicollet Mall, Suite 800, Minneapolis, MN 55402-7020
612 303-6000 | 800 333-6000 | Fax: 612 303-1772

Via DHL Express

November 11, 2005

Mr. Gerald R. Armstrong
820 Sixteenth Street, No. 705
Denver, Colorado 80202-3227

Dear Mr. Armstrong,

I am Assistant General Counsel and Assistant Secretary of Piper Jaffray Companies. I handle a wide variety of public company legal and regulatory matters for Piper Jaffray and work closely with our Board of Directors and with Jim Chosy, our general counsel and secretary. You and I spoke by telephone on November 8, 2005, when I was asked by Mr. Chosy and Samuel Kaplan, our lead director and chairman of our Nominating and Governance Committee, to return a call you made to Mr. Kaplan at his business office.

At the start of our telephone conversation, I reminded you that the Board of Directors has established procedures for shareholders and other interested parties to contact the Board or individual directors. Because you interrupted me before I could review those procedures with you, I will do so now, in case you are not already aware of them. The procedures can be found on the Piper Jaffray Web site at www.piperjaffray.com/info3.aspx?id=546; they also were included on page 9 of our proxy statement for the 2005 annual meeting. The procedures provide that shareholders and other interested parties may contact the Board or individual directors in writing by U.S. mail addressed to the Office of the Corporate Secretary, Piper Jaffray Companies, 800 Nicollet Mall, Suite 800, Mail Stop J09N05, Minneapolis, MN 55402. All communications are collected by the corporate secretary and delivered, in the form received, to the lead director or, if so addressed, to a specified director.

On our call, you expressed the view that Mr. Kaplan was "shirking his duty" and said this was why you had "brought [Piper Jaffray] in front of the Securities and Exchange Commission last year." You asked if we would like you to do so again. You also expressed the view that as a shareholder, you deserve responsiveness and accountability, and that you should not have to talk to "some puppet." When I told you I had been asked to call you back on Mr. Kaplan's behalf and that we were trying to be responsive to you, you claimed you were being treated with disrespect and had been "kicked in the face." You told me that I knew as much and asked why I did not admit it. When I said I did not believe that was the case and repeated that we were trying to be responsive to you, you addressed me as "Miss Know-It-All" and asked me to tell you why, if I knew so much, Mr. Chosy had not responded to your letters. When I said I was not aware of the letters you were referring to other than your shareholder proposal, you told me not to waste any more of your time and you hung up on me. (I have subsequently confirmed with Mr. Chosy that he has not received any letters from you other than your shareholder proposal.)

FOIA CONFIDENTIAL TREATMENT REQUEST

We hereby request that Appendix B to this letter and the attachments to Appendix B, and any copies thereof, be afforded confidential treatment pursuant to 17 C.F.R. § 200.83 and the Freedom of Information Act ("FOIA"), 5 U.S.C. § 522. Because Appendix B and its attachments may constitute an investigatory record obtained by the Commission, they are subject to the exemption from mandatory disclosure under Exemption 7(A) of FOIA, 5 U.S.C. § 522(b)(7)(A) (1976). *See, e.g., National Labor Relations Board v. Robbins Tire & Rubber Co.*, 437 U.S. 214 (1978); *Chilivis v. Securities & Exchange Commission*, 673 F.2d 1205 (11th Cir. 1982). In addition, we believe that Exemptions 4, 7(B) and 7(C) are also applicable, as well as the protections available under the Privacy Act of 1974, 5 U.S.C. § 522(a).

Accordingly, we expect that the originals and all copies of Appendix B and its attachments will be kept in a non-public file and that access by any third party not a member of the Commission or its staff will be denied. Should the Commission receive any request which would encompass Appendix B and/or its attachments, either pursuant to FOIA or otherwise, we expect that we will be given an opportunity to object to such disclosure. Furthermore, should the Commission be inclined to disclose Appendix B and/or its attachments to any third party, it is our expectation that, in accordance with normal Commission practice, we will be given 10 business days' advance notice of any such decision to enable us to pursue any remedies that may be applicable. *See, e.g., Chrysler Corp. v. Brown*, 441 U.S. 281 (1979). In such event, we request that you telephone James L. Chosy at 612-303-0582 rather than rely upon the United States mail for such notice.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 24, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Piper Jaffray Companies
Incoming letter dated December 22, 2005

The proposal asks that the board take the necessary steps to eliminate the classification of terms for its board of directors to require that all directors stand for election annually.

There appears to be some basis for your view that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the second paragraph of the supporting statement must be revised to delete the phrase "who have stated a disregard for shareholders' interests." Accordingly, we will not recommend enforcement action to the Commission if Piper Jaffray omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Mary Beth Breslin
Special Counsel